Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225005

PROSPECTUS SUPPLEMENT NO. 1, DATED NOVEMBER 13, 2018

(To prospectus dated May 17, 2018)

SIXTH AMENDED AND RESTATED DIVIDEND REINVESTMENT

AND STOCK PURCHASE PLAN

15,000,000 Shares of Common Stock, $1.00 Par Value Per Share

This is a prospectus supplement to the Prospectus dated May 17, 2018 (the “Prospectus”) which relates to Welltower Inc.’s Sixth Amended and Restated Dividend Reinvestment and Stock Purchase Plan (the “Plan”). This prospectus supplement hereby amends certain provisions of the Plan, effective the date hereof. The amended provisions are set forth below. All other provisions of the Plan remain unchanged as set forth in the Prospectus. Unless otherwise specified, all capitalized terms used herein have the meaning assigned to them in the Prospectus.

You should carefully read this prospectus supplement together with the Prospectus. Any statement made in this prospectus supplement will be deemed to be modified or superseded for purposes of the Prospectus to the extent that a statement contained in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

Amended Provisions:

Purchases and Pricing of Shares

When purchasing shares in the open market or through privately negotiated transactions the Administrator may combine a participant’s funds with funds of other participants and generally will batch purchase types (reinvested dividends, initial investments and optional cash payments) for separate execution by its broker. At the Administrator’s discretion these batches may be combined and executed by its broker. The Administrator may also direct its broker to execute each purchase type in several batches throughout a trading day. Depending on the number of shares being purchased and current trading volume in the shares, the Administrator’s broker may execute purchases for any batch or batches in multiple transactions and over more than one day. If different purchase types are batched, the price per share of the common shares purchased for each participant’s account, whether purchased with funds contributed, dividends or both, shall be the weighted average price of the specific batch for such shares purchased by the Administrator’s broker on that investment date. No discount will be available for shares acquired in the open market.

With respect to reinvested dividends, initial investments up to $10,000 and optional cash payments up to $10,000, the market price for purchases of shares directly from us will be equal to the average of the daily closing prices of our shares, as quoted by the New York Stock Exchange Composite Transaction list as quoted by Bloomberg, L.P., for a period of 10 trading days immediately preceding the investment date. However, except as we may otherwise agree in connection with a purchase of Waiver Shares (as defined below), we will not issue shares at a price that is less than 95% of the average of the high and low sales prices of our common stock on the investment date.

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The purchase price for shares purchased with reinvested dividends, initial investments up to $10,000 and optional cash payments up to $10,000 per month will be the market price less a discount ranging from 0% to 5% (currently set at 0%). However, no discount will be available for shares acquired in the open market. We may adjust the discount in our discretion at any time and will announce changes to the discount at least 30 days prior to the next investment date. We may apply a discount to shares purchased pursuant to a request for waiver (“Waiver Shares”) at our discretion and such discount will not be subject to a 5% cap. We may not necessarily make any announcements with respect to the discounts applied to Waiver Shares.

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If a request for waiver is approved, the purchase price for shares purchased with optional cash payments in excess of $10,000 for any month or an initial investment in excess of $10,000 will be determined as provided in “Purchases and Pricing of Shares Purchased Pursuant to a Request for Waiver.”

For reinvested cash dividends, the investment date will be the dividend payment date for the quarter. Dividend payment dates normally occur on or about the 20th day of February, May, August, and November. Except as we may otherwise agree in connection with a purchase of Waiver Shares, the investment date for initial investments and optional cash payments will be the 20th day of the month, or the next succeeding business day if the 20th falls on a weekend or holiday. Your account will be credited with that number of shares, including fractions computed to six decimal places, equal to the total amount to be invested by you divided by the applicable purchase price per share.

Initial Investments by New Investors

New investors can participate in the Plan by making an initial investment in our common stock of not less than $1,000 up to a maximum of $10,000, unless a request for waiver has been granted (in which case the initial investment may exceed $10,000). An initial investment by a new investor may be made by enclosing a check with the initial enrollment form or by submitting a wire transfer to the Administrator in the case of purchases of Waiver Shares. Checks should be made payable to Welltower Inc./Computershare. Alternatively, new investors may enroll on-line at www.computershare.com/investor. New investors sending wire transfers to the Administrator are requested to provide the Administrator with evidence of the wire initiation as promptly as practicable.

The Administrator must receive your payment at least one business day prior to the investment date with any wires initiated no later than 12 p.m. on the business day prior to the investment date. Funds received after the investment date will be held for investment in the following month. If you deliver an initial investment to the Administrator, but decide that you do not want to make the initial investment, you must deliver a written request for a refund to the Administrator. See “Administration” for information on how to contact the Administrator. The Administrator must receive your request for a refund no later than two business days prior to the investment date; however, the Administrator in its sole discretion may waive this condition in the case of Waiver Share purchases. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 35 days, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

Optional Cash Payments and Initial Investments in Excess of $10,000—Request for Waiver

Request for Waiver. If you want to make optional cash payments in excess of $10,000 in any month or an initial investment in excess of $10,000, you must receive our written approval. To obtain our written approval, you must submit a request for waiver form. You can obtain a request for waiver form by contacting us at 1-419-247-2800.

We have the sole discretion whether to approve any request to make an optional cash payment or initial investment in excess of the maximum amount and to set the terms of any such optional cash payment or initial investment. If we approve your request for waiver, we or the Administrator will notify you promptly. In deciding whether to approve a request for waiver, we will consider relevant factors, including, but not limited to, the following:

•	Whether the Plan is then acquiring shares directly from us or acquiring shares in the open market or in privately negotiated transactions from third parties;

•	Our need for additional funds;

•	The attractiveness of obtaining additional funds through the sale of common stock as compared to other sources of funds;

•	The purchase price likely to apply to any sale of common stock;

•	The stockholder submitting the request;

•	The extent and nature of the stockholder’s prior participation in the Plan;

•	The number of shares of common stock held of record by the stockholder; and

•	The aggregate number of optional cash payments and initial investments in excess of $10,000 for which requests for waiver have been submitted by all existing stockholders and new investors.

If requests for waiver are submitted for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro rata or by any other method that we determine to be appropriate. The Plan does not provide for a predetermined maximum amount that an existing stockholder or new investor may invest or a maximum number of shares that may be purchased pursuant to a request for waiver, except that no stockholder may own more than 9.8% of our outstanding shares.

Purchases and Pricing of Shares Purchased Pursuant to a Request for Waiver

Purchase Price. If we approve your request for waiver, the shares will be purchased directly from us and we may offer you a waiver discount. If we grant the request for waiver, there will be a pricing period, which generally will consist of one to 10 separate days during which our common stock is quoted on the New York Stock Exchange (the “NYSE”). Each of these separate dates will be a “waiver investment date,” and an equal proportion of your optional cash payment or initial investment, as applicable, will be invested on each trading day during such pricing period, subject to the qualifications listed below. The purchase price for shares acquired on a particular waiver investment date will be equal to the consolidated volume weighted average price (subject to change as provided below), across all exchanges, rounded to four decimal places, of our common stock as quoted on Bloomberg, L.P., for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Standard Time, up to and including the closing print, for that waiver investment date, less the waiver discount, if any. We may apply a discount to the purchase of Waiver Shares at our discretion and such discount will not be subject to a percentage cap or the requirement that the purchase price of the Waiver Shares equal 95% of the average high and low sales prices of our common stock on any waiver investment date. The Administrator must receive good funds for the entire investment amount on or before the first business day before the pricing period to purchase shares of our common stock pursuant to a request for waiver during the applicable pricing period. Funds received after this date will be returned to you.

Threshold Price. For any pricing period, we may establish a minimum or maximum purchase price per share, or both, each referred to as the “ threshold price,” applicable to optional cash payments and initial investments made pursuant to a request for waiver. At least one business day prior to the first day of the applicable pricing period, we will decide whether to establish a threshold price, and if so, its amount. We will notify the Administrator as to the amount of the threshold price, if any. We will make this determination at our discretion after a review of factors including, but not limited to, current market conditions, the level of participation in the Plan and current and projected capital needs. If a threshold price is established for any pricing period, it will be fixed as a dollar amount that the consolidated volume weighted average price for each trading day of such pricing period (not adjusted for a waiver discount, if any) must equal or exceed, in the case of minimum threshold prices, or be less than, in the case of maximum threshold prices. Except as provided below, we will exclude from the pricing period any trading day that the consolidated volume weighted average price is falls outside the bounds of any applicable threshold prices. We will also exclude from the pricing period and from the determination of the purchase price any trading day in which no trades of common stock are made on the NYSE. Thus, for example, for a 10-day pricing period, if the threshold price is not satisfied or no trades of our common stock are reported for two of the 10 trading days in the pricing period, then we will return 20% of the funds you submitted in connection with your request for waiver unless we have activated the pricing period extension feature for the pricing period (as described below).

Waiver Discount. For each pricing period, we may establish a waiver discount from the market price applicable to optional cash payments and initial investments made pursuant to a request for waiver. The waiver discount, if any, will be established at our sole discretion after a review of factors including, but not limited to current market conditions, the level of participation in the Plan, the attractiveness of obtaining additional funds through the sale of our common stock as compared to other sources of funds and current and projected capital needs. Any such waiver discount will not be subject to a percentage cap. You may obtain information regarding the maximum waiver discount, if any, by contacting us at 1-419-247-2800. Setting a waiver discount for a particular pricing period will not affect the setting of a waiver discount for any subsequent pricing period. The waiver discount, if any, will apply only to optional cash payments and initial investments in excess of $10,000. Unless otherwise agreed to by us, the waiver discount will apply to the entire optional cash payment or initial investment made pursuant to a waiver and not just the portion in excess of $10,000. The discount applicable to reinvested dividends, initial investments up to $10,000 and optional cash payments up to $10,000 per month will not apply to initial investments and optional cash payments made pursuant to a request for waiver.

Tax Consequences. The tax consequences of purchasing shares pursuant to a request for waiver may differ from the tax consequences applicable to a participant’s participation in the Plan described in the Prospectus section entitled “Material U.S. Federal Income Tax Consequences”. All purchasers of shares pursuant to a request for waiver are urged to consult their own tax advisors to determine the particular tax consequences that may result from a purchase of shares pursuant to a request for waiver.

Material U.S. Federal Income Tax Consequences.

The summary of the material U.S. federal income tax considerations applicable to the Plan described in the Prospectus section entitled “Material U.S. Federal Income Tax Consequences” does not apply to the purchase of any shares pursuant to a request for waiver. All purchasers of shares pursuant to a request for waiver are urged to consult their own tax advisors to determine the particular tax consequences that may result from a purchase of shares pursuant to a request for waiver.